KRAMER LEVIN NAFTALIS & FRANKEL llp

Ernest S. Wechsler Partner Phone: 212-715-9211 Fax: 212-715-8000 EWechsler@KRAMERLEVIN.com

December 31, 2013

VIA EDGAR AND E-MAIL

Mr. Stephen Krikorian
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Radware LTD.
Form 20-F for the Fiscal Year Ended December 31, 2012
Filed March 28, 2013
File No. 000-30324

Dear Mr. Krikorian:

Reference is made to the letter, dated December 13, 2013, to Mr. Roy Zisapel, Chief Executive Officer of Radware LTD. (the “Company”), setting forth the comments (the “Comment Letter”) of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Form 20-F for the fiscal year ended December 31, 2012, filed with the Securities and Exchange Commission on March 28, 2013.

The relevant personnel at the Company are, at this time, occupied with activities related to the conclusion of its fiscal year ending on December 31, 2013.  I am therefore requesting, on behalf of the Company, an extension for filing its response to the Comment Letter.  The Company will use diligent efforts to provide its response to the Staff by the close of business on January 20, 2014.

Should you have any questions regarding this letter, please do not hesitate to contact me at (212) 715-9211.

Sincerely,

/s/ Ernest S. Wechsler
Ernest S. Wechsler

cc:	Roy Zisapel
Gadi Meroz
Radware LTD.

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